SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

June 29, 2005 TSX-VENTURE: SBX

Results of the 2005 Annual and Extraordinary General Meeting

Sea Breeze Power Corp. is pleased to announce the results of the Annual and Extraordinary General Meeting (“AGM”), held on June 27, 2005 at the Vancouver Club and chaired by Mr. Paul B. Manson, President and CEO of the Company.

At the AGM, the shareholders elected the following directors:

Henry P. Anderson, III

C. Chase Hoffman

Mark Hoffman

Paul B. Manson

Ken Puryear

The officers appointed for the ensuing year are as follows:

C. Chase Hoffman Chairman of the Board

Paul B. Manson: Jan Campfens William P. Harland Eugene Hodgson Resja Campfens Sam Kenny	President and Chief Executive Officer Chief Financial Officer Vice-President Project Development Vice-President Government Relations Vice-President Environmental Affairs Corporate Secretary

Anthony O. Duggleby, the former Chief Operating Officer, will be continuing with the Company as a consultant.

Morgan & Company, Chartered Accountants, were appointed auditors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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